 Exhibit 99.1

First Mining Announces Initial 2024 Duparquet Exploration Drilling Results

Highlights include the Company's first ever targeting of the North Zone mineralization returning 3.11 g/t Au over 13.16 m and 3.07 g/t Au over 10.32 m

VANCOUVER, BC, May 21, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce initial drilling results from the 2024 Phase 2B winter diamond drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in Quebec, Canada.  The results reported from the winter drill program include targeted exploration areas of the North Zone which forms a foundational part of the Project's gold resource, as well as discovery-level drilling of the Rex Target, an important exploration trend immediately north of the current resource.

Highlights include drill hole DUP24-018 returning 3.11 g/t Au over 13.16m, and hole DUP24-019 returning 3.07 g/t Au over 10.32m and 3.19 g/t over 4.53m. These results, coupled with additional holes through the winter program, continue to support ongoing testing and delineation of deeper mineralization trends at the North Zone target areas of the Duparquet deposit.

"These initial results from our winter program are encouraging and continue to demonstrate the upside potential at the Duparquet Gold Project," stated Dan Wilton, CEO of First Mining. "These results demonstrate the strong continuity of higher-grade mineralization at Duparquet, and the near-surface high grade open pit potential at this past-producing mine.  We continue to leverage our integrated geoscience model as we build resource and exploration confidence at the Project. Follow-up programs are underway, and we are excited to increase our exploration activity in the heart of the prolific Abitibi gold belt."

The Phase 2 winter program commenced in February 2024 and included a seven-hole, 2,856 m drill program. First Mining's 2024 winter exploration strategy aimed to explore plunge controls in several key mineralization trends, further supporting additional resource growth through grade optimization and depth extension. Drill holes DUP24-018 and DUP24-019 were successful in the intended approach, with intersections of significant gold mineralization consistent with the higher-grade trends that were targeted. Further assay results from the winter drilling are pending and are expected to be released in the coming weeks.

Table 1:  Selected Significant Drill Intercepts, 2024 Phase 2B Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP24-018		144.00	144.69	0.69	20.00	North Zone
DUP24-018		175.52	188.68	13.16	3.11
DUP24-018		376.47	377.00	0.53	11.70
DUP24-018		385.82	399.97	14.15	1.53
DUP24-018	inc.	393.74	394.24	0.50	17.70
DUP24-019		87.94	98.26	10.32	3.07
DUP24-019	inc.	90.35	91.20	0.85	9.19
DUP24-019		102.30	106.83	4.53	3.19

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

A plan map of the select Phase 2B winter exploration targets and drillhole locations are presented in Figure 1, and assay highlights of the initial holes from the 2024 Phase 2B drill program are presented in Table 1, with full assay results returned listed in Table 2 and drill hole locations included in Table 3.

Figure 1: Plan view of select drill holes within the North Zone and Rex Target Zone (CNW Group/First Mining Gold Corp.)

Additional Details on Drilling Results at the North Zone and Rex Target Zone

The North Zone drilling strategy is focused on targeting strike extension opportunities as well as drill testing multiple deeper, higher-grade trends that support an extension down-plunge. The North Zone mineralization is hosted within porphyritic syenite with strong sericite and silica alteration, with higher grades being returned in zones with increased alteration, 2-5% sulphides, quartz carbonate veining, and brecciation associated with sheared contacts (Figure 2). The increased alteration and veining are spatially coincident with project modelling associated with D2 high strain zones that are interpreted splay shear zones from the Destor-Porcupine Fault Zone.

Figure 2: Representative core sample from the North Zone, highlighting alteration and veining. (CNW Group/First Mining Gold Corp.)

Drill hole DUP24-018 (Figure 3) was drilled across the mineralized shear zone at the northern contact of the Beattie syenite body and returned multiple intercepts of significant gold values. Highlights from the main mineralized shear zone include 20 g/t Au over 0.69 m at 144 to 144.69 m and 0.94 g/t Au over 3.78 m at 149.22 to 153 m that is hosted within a strong sheared and silica-altered basalt, and 3.11 g/t Au over 13.16 m at 175.52 to 188.68 m that is hosted within highly sheared and altered porphyritic syenite unit. This main zone has been characterized as a higher-grade area that is interpreted to have a strong potential for continuity down-plunge. First Mining has undertaken a systematic approach to explore this and a number of similar trends that will build further confidence in targeting drill extensions to depth in an effort to expand the mineral resource.

Additionally, further downhole within drill hole DUP24-018, several significant intercepts occur at 376.47-377.0 m which returned 11.70 g/t Au over 0.53 m, and at 385.82 - 399.97 m which returned 1.53 g/t Au over 14.15 m, including 17.70 g/t Au over 0.50 m from 393.74 - 394.24 m. These intercepts are all hosted within the syenite, and mineralization is associated with shearing, brecciation, and zones of silica and sericite alteration, increased veining and up to 1% disseminated pyrite. The Duparquet Project continues to demonstrate excellent mineralization continuity down-dip and along strike through these mineralization zones, trending both within and at the contact with syenite(s).

Figure 3: North Zone Target - DUP24-018 highlighting significant intercepts downhole in relation to modelled wireframes and PEA stope designs, demonstrating upgrade and extension opportunities along the structure. This cross section is looking west. (CNW Group/First Mining Gold Corp.)

Hole DUP23-019 (Figure 4) was drill testing additional higher-grade zones along the mineralized shear zone at the northern contact of the Beattie syenite body. Highlights from the main mineralized shear zone include 0.7 g/t Au over 1 m at 84.5 to 85.5 m, 3.07 g/t Au over 10.32 m at 87.94 to 98.26 m (including 9.19 g/t Au over 0.85 m), and 3.19 g/t Au over 4.53 m at 102.3 to 106.83 m. These significant intercepts are hosted within syenite that is associated with strong silica and sericite alteration, quartz carbonate veining covering up to 40% of the core in localized areas, and up to 10% disseminated pyrite.

Figure 4: North Zone Target - DUP24-019 highlighting significant intercepts downhole, with higher grade zones identified along the contact of the syenite. This cross section is looking west. (CNW Group/First Mining Gold Corp.)

The North Zone target is a priority area for exploration optimization and potential extension of the open pit and underground resource. The recent drill results continue to support the area as a highly prospective target zone for the project, with potential to unlock meaningful upside along strike and at depth (Figure 5).

Figure 5: Representative long section through the North Zone, highlighting the exploration opportunities along strike and depth. (CNW Group/First Mining Gold Corp.)

A new brownfields discovery target outside of the main Beattie syenite was identified in the 2023 summer campaign. The Rex Target (Figure 6) borders the northern contact of the Beattie Syenite and is approximately 500 m from the current mineral resource, and is hosted at the contact of a regional D2 structure where it is coincident with mafic volcanic stratigraphy established in mapping and supported by geophysical magnetic expression. A mafic volcanic surface grab sample collected during 2023 (sample 571507) returned 0.694 g/t Au, and a historical drill hole, DON10-122, returned 0.87 g/t Au over 9 m from 348.5 - 357.5m. First Mining has further tested the area with the drilling of two exploration holes the Rex Target during the winter 2024 program (DUP24-020 and DUP24-021), targeting a steep D2 structure that is projected from surface. The structure was intersected in both holes, with DUP24-021 returning 0.73 g/t Au over 3.85 m from 205.85 – 209.70 m, and 0.61 g/t Au over 1.0 m from 267.7 to 268.70 m. Mineralization is hosted within a brecciated graphitic structure with quartz carbonate veining and up to 1% disseminated sulphides. Additional follow-up exploration including an airborne magnetic survey will further support ongoing field work in advancing next steps for the Rex Target.

"Our first 2024 drill results at Duparquet demonstrate our ability to open up exploration space with a systematic, integrated geoscience approach", stated James Maxwell, VP of Exploration and Project Operations. "We see tremendous upside as we continue to advance both deposit-level and regional growth opportunities across the Project."

Figure 6: Plan Map highlighting DUP24-020 and DUP24-021 at the Rex Target area, with regional geophysics magnetic survey (first vertical derivative product) (CNW Group/First Mining Gold Corp.)

Duparquet 2024 Exploration Programs

Exploration activities will be advancing at the Duparquet project through 2024 with continued focus on the drilling, regional field work programs, the airborne geophysical magnetic and LiDAR surveys as well as a property wide expanded 3D geological and target model.

Table 2: Phase 2B Winter Program Drill Results

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP24-018		130.95	131.50	0.55	0.49
DUP24-018		144.00	144.69	0.69	20.00
DUP24-018		149.22	153.00	3.78	0.94
DUP24-018	inc.	149.22	149.80	0.58	3.35
DUP24-018		175.52	188.68	13.16	3.11
DUP24-018		192.00	192.88	0.88	0.44
DUP24-018		209.00	210.00	1.00	0.47
DUP24-018		210.88	211.64	0.76	0.45
DUP24-018		212.40	213.00	0.60	0.47
DUP24-018		247.20	248.34	1.14	0.58
DUP24-018		252.19	252.95	0.76	0.60
DUP24-018		256.00	257.65	1.65	0.99
DUP24-018		264.00	264.68	0.68	0.58
DUP24-018		271.20	271.70	0.50	0.70
DUP24-018		278.47	280.32	1.85	1.41
DUP24-018		321.21	321.90	0.69	0.91
DUP24-018		376.47	377.00	0.53	11.70
DUP24-018		385.82	399.97	14.15	1.53
DUP24-018	inc.	393.74	394.24	0.50	17.70
DUP24-018		408.00	409.00	1.00	1.50
DUP24-018		425.00	428.00	3.00	1.52
DUP24-018		436.05	437.00	0.95	0.49
DUP24-018		439.86	441.00	1.14	0.68
DUP24-019		63.00	64.00	1.00	0.58
DUP24-019		84.50	85.50	1.00	0.70
DUP24-019		87.94	98.26	10.32	3.07
DUP24-019	inc.	90.35	91.20	0.85	9.19
DUP24-019		102.30	106.83	4.53	3.19
DUP24-020	no significant assay results
DUP24-021		205.85	209.70	3.85	0.73
DUP24-021		267.70	268.70	1.00	0.61

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: Phase 2B Winter Drill Hole Locations, Duparquet Gold Project

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP24-018	185	-68	531	631782	5374621
DUP24-019	10	-45	150	631542	5374501
DUP24-020	0	-47	300	633009	5374503
DUP24-021	0	-53	348	633104	5374461

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts a 43-101 compliant gold resource base of 3.44 million ounces Measured & Indicated category grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") in 2023 (see news release dated September 7, 2023 and October 23, 2023).

The Duparquet Project totals approximately 5,800 hectares focused along an area of 19 kilometres of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

1 See October 20, 2023, NI43-101 Report titled "NI 43-101 Technical Report: Preliminary Economic Assessment Duparquet Gold Project"

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Louis Martin, P.Geo., Senior Geologic Consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 21-MAY-24